UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

PIPELINE DATA INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

724059-10-0

(CUSIP Number)

Leslie J. Croland, Esq.

Edwards Angell Palmer & Dodge LLP

350 East Las Olas Blvd., Suite 1150

Ft. Lauderdale, Florida 33301

(954) 727-2600

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 3, 2008

(Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 724059-10-0

(1)     NAME OF REPORTING PERSON

Gregory Danzig

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(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [	]
(b) [	]

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(3)	SEC USE ONLY

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(4)	SOURCE OF FUNDS

PF

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(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

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(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

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NUMBER OF	(7)	SOLE VOTING POWER
SHARES	4,699,029

BENEFICIALLY--------------------------------------------------

OWNED BY	(8)	SHARED VOTING POWER
EACH	0
REPORTING	-----------------------------------------------------
PERSON	(9)	SOLE DISPOSITIVE POWER
WITH	4,699,029

-----------------------------------------------------

(10)	SHARED DISPOSITIVE POWER

0

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(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,699,029

--------------------------------------------------------------------------------

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

(See Instructions)

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(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.45%

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(14)	TYPE OF REPORTING PERSON

IN

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CUSIP NO. 724059-10-0

(1)      NAME OF REPORTING PERSON

Kauai Investment Holdings, LLC

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(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [	]
(b) [	]

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(3)	SEC USE ONLY

--------------------------------------------------------------------------------

(4)	SOURCE OF FUNDS

AF

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(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

--------------------------------------------------------------------------------

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

--------------------------------------------------------------------------------

NUMBER OF	(7)	SOLE VOTING POWER
SHARES	4,699,029

BENEFICIALLY--------------------------------------------------

OWNED BY	(8)	SHARED VOTING POWER
EACH	0
REPORTING	-----------------------------------------------------
PERSON	(9)	SOLE DISPOSITIVE POWER
WITH	4,699,029

-----------------------------------------------------

(10)	SHARED DISPOSITIVE POWER

0

--------------------------------------------------------------------------------

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,699,029

--------------------------------------------------------------------------------

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

(See Instructions)

--------------------------------------------------------------------------------

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.45%

--------------------------------------------------------------------------------

(14)	TYPE OF REPORTING PERSON

OO

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CUSIP NO. 724059-10-0

This Amendment No. 4 amends and supplements the Statement on Schedule 13D (the “Schedule”) filed jointly on December 30, 2005 by Gregory Danzig, Amendment No. 1 to the Schedule filed jointly on October 31, 2006, Amendment No. 2 to the Schedule filed on December 7, 2006 and Amendment No. 3 to the Schedule filed on July 5, 2007.

Item 4. Purpose of Transaction.

The information set forth in Item 4 is hereby amended by adding the following:

As of January 3, 2008, the fifth amendment (the “Amendment”) to the Agreement and Plan of Merger (the “Merger Agreement”) among Pipeline Data Inc. (“Pipeline”), Charge.com Acquisition, Inc., Charge.com, Inc., David Danzig and Gregory Danzig was entered into by Pipeline, Charge.com Acquisition, Inc., David Danzig and Gregory Danzig, on behalf of himself and Kauai. Pursuant to the Amendment, Pipeline has the right until February 29, 2008 to purchase the Pipeline common stock owned by Gregory Danzig, Kauai and David Danzig at the purchase price of $1.37785 per share (“Per Share Purchase Price”) plus interest accruing at the rate of 12% per annum accruing as of September 28, 2007, which interest rate increased to 18% per annum on October 31, 2007. If Pipeline exercises its right to purchase such shares, Pipeline must pay the full amount for the shares in cash by the earlier of March 1, 2008 or the closing of a financing to accomplish the purchase.

Gregory Danzig, Kauai and David Danzig (collectively, the “Selling Shareholders”) have been provided with additional time to determine whether to exercise their rights under the Merger Agreement to sell their shares of Pipeline common stock back to Pipeline. Under the Amendment, if the Danzigs and Kauai want Pipeline to purchase all of such shares, they must notify Pipeline of such decision on or between January 2, 2007 and 5:00 p.m. (Eastern Standard Time) on February 29, 2008. Pipeline would then be obligated to purchase the shares by no later than March 1, 2008 by paying the Per Share Purchase Price, plus interest accruing at the rate of 12% per annum accruing as of September 28, 2007, which interest rate increased to 18% per annum on October 31, 2007

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment attached hereto as Exhibit F and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A	Agreement to Jointly File Schedule 13D. (1)

Exhibit B	Lock Up Agreement dated December 19, 2005 between the Issuer, David Danzig and Gregory Danzig. (1)

Exhibit C	Second Amendment to Agreement and Plan of Merger dated October 26, 2006 among Pipeline Data Inc., David Danzig and Gregory Danzig. (2)

Exhibit D	Third Amendment to Agreement and Plan of Merger dated December 5, 2006 among Pipeline Data Inc., Charge.com Acquisition, Inc., Gregory Danzig and David Danzig. (3)

Exhibit E	Fourth Amendment to Agreement and Plan of Merger dated July 3, 2007 among Pipeline Data Inc., Charge.com Acquisition, Inc., Gregory Danzig and David Danzig. (4)

Exhibit F	Fifth Amendment to Agreement and Plan of Merger dated as of December 28, 2007 among Pipeline Data Inc., Charge.com Acquisitions, Inc., Gregory Danzig and David Danzig.

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CUSIP NO. 724059-10-0

__________________________

(1) Previously filed with the initial Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC.

(2) Previously filed with Amendment No. 1 to the Schedule 13D of Gregory Danzig and Kauai Investment

Holdings, LLC.

(3) Previously filed with Amendment No. 2 to the Schedule 13D of Gregory Danzig and Kauai Investment

Holdings, LLC.

(4) Previously filed with Amendment No. 3 to the Schedule 13D of Gregory Danzig and Kauai Investment

Holdings, LLC.

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CUSIP NO. 724059-10-0

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2008

Kauai Investment Holdings, LLC

/s/Gregory Danzig	By:	/s/ Gregory Danzig
________________________	________________________
Gregory Danzig	Gregory Danzig, Sole Manager

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CUSIP NO. 724059-10-0

                 EXHIBIT F

FIFTH AMENDMENT TO AGREEMENT AND PLAN OF MERGER

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FIFTH AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This Fifth Amendment dated as of January 3, 2008 (this “Amendment”) to that certain Agreement and Plan of Merger dated as of July 15, 2005 (as amended to date, the “Agreement”) by and among the parties named below (the “Parties”) and Charge.Com, Inc., a Florida corporation (the “Company”), is entered into by and among Pipeline Data Inc., a Delaware corporation (“PPDA”), Charge.com Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of PPDA (the “Purchaser”), and Gregory Danzig and David Danzig (the “Shareholders”). Capitalized terms not defined herein shall have the meaning ascribed to them in the Agreement.

WHEREAS, PPDA did not list the PPDA Common Stock on the Nasdaq Small Cap Market or AMEX by September 30, 2006 as required by the Agreement (including the Third Amendment to the Agreement dated as of December 5, 2006); and

WHEREAS, the Parties believe that it is in their mutual best interests to amend the Agreement on the terms and conditions set forth herein; and

WHEREAS, the Parties have agreed that the Agreement as amended is in full force and effect.

NOW, THEREFORE, in consideration of the mutual premises and covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of all of which are hereby acknowledged the parties hereto agree to amend the Agreement as follows:

I.         The Parties agree and acknowledge that Section 5.10 of the Agreement be amended and restated in its entirety as follows:

5.10	Listing

PPDA shall have received an unqualified written approval from Nasdaq or AMEX, as applicable, for the listing of PPDA Common Stock on the Nasdaq Small Cap Market or AMEX. Thereafter, PPDA shall use its best efforts to have the PPDA Common Stock be so listed on the earliest practicable date after receipt of such written notice of approval. Within the later of 90 days after the Closing or September 30, 2006, PPDA shall certify to the Shareholders as to whether PPDA Common Stock has been listed on the Nasdaq Small Cap Market or AMEX. Failure to provide such certification by the later of the 90th day after Closing or September 30, 2006 shall be deemed a certification that PPDA Common Stock has not been so listed. Should PPDA Common Stock not be so listed within the later of 90 days after the Closing Date or September 30, 2006, each Shareholder (acting alone) shall decide whether he or it wants PPDA to repurchase all the shares of PPDA Common Stock issued to him or it under this Agreement for $1.37785 per share (“Per Share Purchase Price”) or to continue to hold such shares as quoted on the OTCBB and will inform PPDA on or between January 2, 2008 and 5 PM (Eastern Standard Time) on February 29, 2008. Should a Shareholder choose to have PPDA repurchase the shares of PPDA Common Stock issued to him or it under this Agreement at the Per Share Purchase Price (the “Put Right”), subject to interest assessment as set forth below, then PPDA shall do so by no later than March 1, 2008. If a Shareholder exercises the Put Right in accordance with the terms of this Amendment, PPDA must purchase the PPDA Common Stock issued under the Agreement to such Shareholder and pay such Shareholder in cash by wire transfer by no later than 5:00 PM (Eastern Standard Time) on March 1, 2008 the Per Share Purchase Price, plus interest on the Per Share Purchase Price. Interest on the Per Share Purchase Price shall accrue at the annual rate of 12% accruing from September 28, 2007 through and including October 30, 2007 (assessed on a pro rata daily basis), for each share of PPDA

CUSIP NO. 724059-10-0

Common Stock to be so repurchased, and, commencing on October 31, 2007, interest on the Per Share Purchase Price shall accrue at the rate of 18% per annum based on the aggregate unpaid amount until paid for in full (in cash by wire transfer), as assessed on a pro rata daily basis on the date of payment. Interest will be assessed on the shares of PPDA Common Stock actually sold by the Shareholders to PPDA.

The Parties agree that PPDA shall have a call right (“Call Right”) until no later than 5:00 PM (Eastern Standard Time) on February 29, 2008 to purchase all of the Shareholders’ PPDA common stock that is not sold by the Shareholders prior to receipt of written notice of exercise of the Call Right at the Per Share Purchase Price, plus interest on the Per Share Purchase Price. Interest on the Per Share Purchase Price shall accrue at the annual rate of 12% accruing from September 28, 2007 through and including October 30, 2007 (assessed on a pro rata daily basis), for each share of PPDA Common Stock to be so repurchased, and, commencing on October 31, 2007, interest on the Per Share Purchase Price shall accrue at the rate of 18% per annum based on the aggregate unpaid amount until paid for in full (in cash by wire transfer), as assessed on a pro rata daily basis on the date of payment. Interest will be assessed on the shares of PPDA Common Stock actually sold by the Shareholders to PPDA. In the event PPDA exercises its Call Right, the Parties shall close the purchase of shares of PPDA Common Stock subject to the Call Right (“Call Closing”) by the earlier of (i) March 1, 2008 or (ii) the closing of financing to accomplish the purchase. At the Call Closing, PPDA shall pay the full purchase price, plus interest, for the shares of PPDA Common Stock purchased and the Shareholders shall deliver to PPDA the PPDA Common Stock so purchased. If PPDA fails to pay the Shareholders, in full, the aggregate Per Share Purchase Price, plus interest, by the earlier of (i) March 1, 2008 or (ii) the closing of financing to accomplish the purchase, PPDA will be in breach of its obligations under this Agreement. If PPDA fails to pay the Shareholders in full, including interest, for the shares referred to in PPDA’s call notice by the earlier of (i) March 1, 2008 or (ii) the closing of financing to accomplish the purchase, the Shareholders shall have the right, but not the obligation, to sell such shares to third parties.

II.        The Parties agree that Section 6.11 of the Agreement be amended and restated in its entirety as follows:

6.11	Listing of PPDA Common Stock

PPDA shall have received an unqualified written approval from Nasdaq or AMEX, as applicable, for the listing of PPDA Common Stock on the Nasdaq Small Cap Market or AMEX. Thereafter, PPDA shall use its best efforts to have the PPDA Common Stock be so listed on the earliest practicable date after receipt of such written notice of approval. Within the later of 90 days after the Closing or September 30, 2006, PPDA shall certify to the Shareholders as to whether PPDA Common Stock has been listed on the Nasdaq Small Cap Market or AMEX. Failure to provide such certification by the later of the 90th day after Closing or September 30, 2006 shall be deemed a certification that PPDA Common Stock has not been so listed. Should PPDA Common Stock not be so listed within the later of 90 days after the Closing Date or September 30, 2006, each Shareholder (acting alone) shall decide whether he or it wants PPDA to repurchase all the shares of PPDA Common Stock issued to him or it under this Agreement for the Per Share Purchase Price or to continue to hold such shares as quoted on the OTCBB and will inform PPDA on or between January 2, 2008 and 5 PM (Eastern Standard Time) on February 29, 2008. Should a Shareholder choose to exercise the Put Right, then PPDA shall repurchase the PPDA Common Stock subject to the Put Right by no later than March 1, 2008. If

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CUSIP NO. 724059-10-0

a Shareholder exercises the Put Right in accordance with the terms of this Amendment, PPDA must purchase the PPDA Common Stock issued under the Agreement to the Shareholder and pay such Shareholder in cash by wire transfer by no later than March 1, 2008 the Per Share Purchase Price, plus interest. Interest on the Per Share Purchase Price shall accrue at the annual rate of 12% accruing from September 28, 2007 through and including October 30, 2007 (assessed on a pro rata daily basis), for each share of PPDA Common Stock to be so repurchased, and, commencing on October 31, 2007, interest on the Per Share Purchase Price shall accrue at the rate of 18% per annum based on the aggregate unpaid amount until paid for in full (in cash by wire transfer), as assessed on a pro rata daily basis on the date of payment. Interest will be assessed on the shares of PPDA Common Stock actually sold by the Shareholders to PPDA.

The Parties agree that PPDA shall have a Call Right until no later than February 29, 2008 to purchase all of the Shareholders’ PPDA common stock that is not sold by the Shareholders prior to receipt of written notice of the exercise of the Call Right, at the Per Share Purchase Price, plus interest. Interest on the Per Share Purchase Price shall accrue at the annual rate of 12% accruing from September 28, 2007 through and including October 30, 2007 (assessed on a pro rata daily basis), for each share of PPDA Common Stock to be so repurchased, and, commencing on October 31, 2007, interest on the Per Share Purchase Price shall accrue at the rate of 18% per annum based on the aggregate unpaid amount until paid for in full (in cash by wire transfer), as assessed on a pro rata daily basis on the date of payment. Interest will be assessed on the shares of PPDA Common Stock actually sold by the Shareholders to PPDA. In the event PPDA exercises its Call Right, the Parties shall close the purchase of the shares of PPDA Common Stock subject to the Call Right (“Call Closing”) by the earlier of (i) March 1, 2008 or (ii) the closing of financing to accomplish the purchase. At the Call Closing, PPDA shall pay, in full, the full purchase price, plus interest, for the shares of PPDA Common Stock purchased and the Shareholders shall deliver to PPDA the PPDA Common Stock so purchased. If PPDA fails to pay the Shareholders, in full, the aggregate Per Share Purchase Price, plus interest, by the earlier of (i) March 1, 2008 or (ii) the closing of financing to accomplish the purchase, PPDA will be in breach of its obligations under this Agreement. If PPDA fails to pay the Shareholders in full, including interest, for the shares referred to in PPDA’s call notice by the earlier of (i) March 1, 2008 or (ii) the closing of financing to accomplish the purchase, the Shareholders shall have the right, but not the obligation, to sell such shares to third parties.

III.       In the event any Shareholder exercises the Put Right or PPDA exercises its Call Right in accordance herewith and PPDA does not fully comply with any of its repurchase obligations under the Put Right or Call Right such Shareholder shall have no duty to mitigate damages (including, without limitation, by selling any PPDA Common Stock owned by such Shareholder to an unaffiliated third party or through public sale to any affiliated or unaffiliated party).

IV.      Subject to applicable federal securities laws (including, without limitation, Rule 144 under the 1933 Act), each Shareholder will be permitted, in such Shareholder’s sole discretion, to sell any and all shares of PPDA Common Stock owned by such Shareholder from and after December 19, 2006. Any such shares of PPDA Common Stock sold by a Shareholder to an unaffiliated third party or parties or through public sale to any affiliated or unaffiliated party or parties, other than sales to PPDA pursuant to the Put Right or Call Right hereunder, shall no longer be subject to the Put Right or Call Right under this Agreement but shall not otherwise invalidate the Put Right or Call Right with respect to other shares of PPDA Common Stock issued to such Shareholder under the Agreement. For the avoidance of doubt and without limiting the foregoing, if the Put

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CUSIP NO. 724059-10-0

Right is exercised by a Shareholder, (x) such Shareholder shall have the right (but not the obligation) to sell any shares of PPDA Common Stock subject to the Put Right at any time prior to the time that the Per Share Purchase Price for such shares is paid by PPDA, (y) any shares of PPDA Common Stock sold by such Shareholder pursuant to clause (x) shall no longer be subject to the Put Right and (z) clause (x) shall in no way extend the deadline for PPDA payment of the Per Share Purchase Price for shares of PPDA Common Stock still subject to the Put Right (which for the avoidance of doubt shall be no later than March 1st, 2008 as provided in paragraphs I and II above); additionally, for the avoidance of doubt and without limiting the foregoing, before the time the Call Right is exercised by PPDA, (u) the Shareholders shall have the right (but not the obligation) to sell any shares of PPDA Common Stock subject to the Call Right at any time prior to the time that the Shareholders receive the call notice, (v) any shares of PPDA Common Stock sold by such Shareholder pursuant to clause (u) shall no longer be subject to the Call Right and (w) clause (u) shall in no way extend the deadline for PPDA payment of the Per Share Purchase Price, plus interest, for shares of PPDA Common Stock still subject to the Call Right (which for the avoidance of doubt shall be no later than by the earlier of (i) March 1, 2008 or (ii) the closing of financing to accomplish the purchase, as provided in paragraphs I and II above).

V.        If any Shareholder sells any shares of PPDA Common Stock which would otherwise be subject to the Put Right (other than sales to PPDA pursuant to the Put Right), then (a) in the case such shares are sold at a price greater than the Per Share Purchase Price, PPDA shall not be able to offset any gain by such Shareholder against the Per Share Purchase Price owed by PPDA to such Shareholder for other shares of PPDA Common Stock still subject to the Put Right upon exercise of the Put Right and (b) in the case such shares are sold at a price less than the Per Share Purchase Price, such Shareholder shall have no claim against PPDA for PPDA to pay the difference between such sale price and the Per Share Purchase Price.

VI.      Immediately upon registration of all shares of PPDA Common Stock issued in connection with the June 29, 2006 $37 million financing by the CAMOFI investor group (the “$37mm financing”), PPDA will use its best efforts to register the PPDA Common Stock issued to each Shareholder under the Agreement on an applicable registration statement for resale to the public. The terms of the Registration Rights Agreement entered into between PPDA and the Shareholders at Closing shall govern the terms of the registration (other than the fact that PPDA will use its best efforts to register the shares of PPDA Common Stock rather than the registration being a piggy-back registration). PPDA’s obligations under this clause shall terminate (a) with respect to a Shareholder upon PPDA’s payment in full of the applicable purchase price (including interest) to such Shareholder after exercise of the Put Right by such Shareholder or the exercise of the call right by PPDA or (b) with respect to any particular shares of PPDA Common Stock issued to a Shareholder under the Agreement if such shares are sold by a Shareholder to an unaffiliated third party or parties or through public sale to any affiliated or unaffiliated party or parties.

VII.     PPDA shall pay all of the Shareholders’ legal fees and expenses incurred as a result of PPDA Common Stock not being listed on Nasdaq or AMEX by September 30, 2006, up to an additional amount equal to $5,000. PPDA shall make payment within five (5) business days after delivery of the invoice for the legal fees and expenses incurred.

VIII.    Notwithstanding anything to the contrary, any cash paid to the Shareholders by PPDA in satisfaction of the Price Protection shall reduce the amount owed by PPDA to the Shareholders pursuant to the Put Right by the amount paid in cash to the Shareholders.

IX.      All other terms and provisions of the Agreement shall remain in full force and effect. The Agreement (including this Amendment) contains the final agreement among the Parties with respect to the

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CUSIP NO. 724059-10-0

subject matter hereof and supersedes any or all other agreements (written or oral) regarding the same subject matter.

X.

This Amendment may be executed and delivered (including by facsimile, electronic or e-mail transmission which shall have the same effect as original signature pages) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

XI.

For the purpose of clarity, as an example, if the Put Right or Call Right is exercised and payment is made by PPDA to the Shareholders on March 1st, 2008, then the price paid for each share shall be approximately $1.4762625, including interest. The following calculations were made to determine the price to be paid per share in the example given in this Section XI:

There are 33 days between and including September 28, 2007 and October 30, 2007 for which the interest rate is 12%. Thus, the pro-rated portion of the interest for these days is 33 times 0.12 divided by 365, which equals approximately 0.010849315068493150684931506849315 or 1.0849315068493150684931506849315%.

There are 62 days in 2007 between and including October 31, 2007 and December 31, 2007 for which the interest rate is 18%. Thus, the pro-rated portion of the interest for these days is 62 times 0.18 divided by 365, which equals approximately 0.030575342465753424657534246575342 or 3.0575342465753424657534246575342%.

There are 61 days in 2008 (which has 366 days, because it is a leap year) between and including January 1, 2008 and March 1, 2008 for which the interest rate is 18%. Thus, the pro-rated portion of the interest is 61 times 0.18 divided by 366, which equals exactly 0.03 or 3%.

The sum of these percentages is 7.1424657534246575342465753424%. 0.071424657534246575342465753424 times the Per Share Purchase Price of $1.37785 equals $0.098412464383561643835616438355258 per share in interest. This, added to the Per Share Purchase Price of $1.37785 equals $1.4762624643835616438356164383553.

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CUSIP NO. 724059-10-0

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Amendment as of the date and year first above written.

PIPELINE DATA INC.

By: /s/ MacAllister Smith

_________________________

Name: MacAllister Smith

Title: Chief Executive Officer

CHARGE.COM ACQUISITION, INC.

By: /s/ MacAllister Smith

__________________________

Name: MacAllister Smith

Title: Chief Executive Officer

SHAREHOLDERS

/s/ Gregory Danzig
____________________________

Gregory Danzig, individually and as
The duly authorized representative of
Kauai Investment Holdings, LLC

/s/ David Danzig
____________________________

David Danzig

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